Exhibit D4

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2014 on Form 18-K filed with the SEC on September 21, 2015, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2014, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2014.

GENERAL

The Republic’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from the crisis since the last quarter of 2009. The Republic’s GDP increased by 4.0% in 2015. See “— Economic Developments”.

From December 14, 2015 to April 21, 2016, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by 23.6%.

On May 13, 2014, an explosion at a coal mine in Soma, Manisa, caused an underground mine fire. 301 people died in that disaster. Following the incident, an investigation was initiated and 24 people were taken into custody. On November 10, 2014, the indictment of the case was presented to the court by the chief public prosecutor. The indictment has been rejected by the court on four grounds, including lack of testimony, lack of evidence, violation of the principle of individual criminal responsibility and submission of charges without including the necessary technical details. On March 7, 2015, the court approved a revised bill of indictment implicating 45 people in connection with the mining incident. The lawsuit is ongoing.

On December 14, 2014, Turkish authorities made over two dozen arrests of media representatives during raids of a newspaper and TV station with close ties to the US-based Islamic cleric Fethullah Gulen, the spiritual leader of the Gulen movement, an opposition movement in Turkey. The arrests were made on charges of forgery, fabricating evidence and forming an illegal organization to oppose the state. On December 14, 2014, European Union officials Federica Mogherini and Johannes Hahn issued a joint statement stating that such actions were incompatible with the freedom of media, which is a core principle of democracy. On December 15, 2014, Turkish President Recep Tayyip Erdogan issued a statement that such steps were necessary and within the rule of law against elements that threaten national security. Following the arrests, several detainees have been released with the remaining subject to further interrogation. On December 19, 2014, the 1st Istanbul Penal Court of Peace issued an arrest warrant for Fethullah Gulen. On February 24, 2015, an Istanbul Court issued a second arrest warrant for him. On September 17, 2015, a Turkish prosecutor sought a jail sentence for Fethullah Gulen of up to 34 years. On October 19, 2015, Istanbul’s High Penal Court issued an arrest warrant for Gulen and Sinan Dursun for “attempting to stage a coup, establishing and masterminding an armed organization and political espionage”. On November 9, 2015, the Istanbul 14th Criminal Court ordered the arrests of Fethullah Gulen and former police officer Emre Uslu over illegal wiretapping, along with 112 suspects. On December 28, 2015, another arrest warrant was issued for Gulen, along with 60 suspects.

In 2015, there were a series of raids against opposition media outlets and Gulen -associated businesses throughout Turkey. For example, in January 2015, several policemen were arrested for illegal wiretapping and political spying charges. On September 1, 2015, Turkish police raided the Ankara-based offices of a media group affiliated with Fethullah Gulen. Six people were arrested and a warrant was issued for the conglomerate’s chief executive, Akin Ipek. On September 16, 2015, Turkish police issued warrants against eleven executives on charges of organized theft. The arrests took place in the central city of Kayseri, where police raided a university with alleged links to Fethullah Gulen. On October 26, 2015, an Ankara court appointed administrators to take control of Koza İpek Holding, which the Ankara Chief Public Prosecutor’s Office identified as a Gulen-associated business. On March 23, 2016, a court in Istanbul appointed trustees to run the Feza media group, which owns the Zaman Daily and Cihan News Agency. The court accused the Feza media group of supporting the movement of Fethullah Gulen.

On March 27, 2015, the Assembly approved the new domestic security law (Law No. 6638). Law No. 6638 was published in the Official Gazette on April 4, 2015 (No. 29316). The new law expands the powers of the Turkish police and increases penalties for people participating in unauthorized demonstrations.

In recent years, the Republic has experienced a number of terror-related incidents. On January 6, 2015, a police station in Istanbul was bombed. In June 2015, four people died and over 400 were injured after two explosions hit the city of Diyarbakir during a pro-Kurdish HDP election rally. On April 27, 2016, a suicide bomber detonated an explosive in the northwestern Turkish city of Bursa. Police operations in respect of this bombing are ongoing.

After DAESH’s (a synonym for the Islamic State terrorist group) terrorist attack in Suruç on July 20, 2015, and DAESH’s targeting of Turkey’s military border post directly on July 23, 2015, Turkey initiated military actions against this terrorist organization in Syria. On July 24, 2015, the Turkish Air Force bombed certain DAESH targets in Syria, based on Turkey’s right of self-defense in accordance with Article 51 of the UN Charter.

On October 10, 2015, two bombs exploded in Ankara during a peace rally killing nearly 100 individuals and wounding over 200 others. On October 28, 2015, the Ankara Chief Public Prosecutor’s office said a DAESH cell from Gaziantep, a province in southern Turkey that borders Syria, carried out the bombing. On January 12, 2016, a bombing in Istanbul killed at least 11 individuals including the bomber, a suspected DAESH activist based in Syria. More than a dozen other individuals were wounded in the attack. Following the suicide bombing, Turkish artillery attacked DAESH positions in Syria and Iraq, killing around 200 fighters within 48 hours. On March 19, 2016, a suicide bomb attack in İstiklal Street, İstanbul’s main shopping street, killed 4 people and injured 39 others. Two Israelis with dual US nationality and an Iranian were killed in the blast.

In late July 2015, the terrorist group PKK declared an end to a two-year cease fire. Since July 2015, several Turkish soldiers and policemen have been killed by PKK, and Turkish security forces have carried out operations against the terrorist group in Turkey and northern Iraq. The violence has continued to escalate resulting in hundreds of civilian as well as military casualties, and damage to infrastructure in the southeast region of Turkey. Since July 2015, there have also been airstrikes against PKK targets. In October 2015, Turkish aircraft bombed PKK targets overnight in Turkey and northern Iraq. The Turkish Government has stated that PKK militants must relinquish their weapons and return to their camps in northern Iraq before it will halt operations and restart peace talks. On February 17, 2016, PKK-affiliated terrorists exploded a car bomb in the Turkish capital near military vehicles carrying personnel, killing 29 people and injuring at least 60 other individuals. On March 13, 2016, another car bomb attack in Ankara’s central Kizilay neighborhood hit a major public transportation hub, killing 37 people and injuring dozens of others. The Interior Ministry has identified the 24-year-old female bomber who had joined the PKK terrorist group in 2013 and received training with the YPG People’s Protection Units in Syria. On April 4, 2016, Turkish Armed Forces carried out airstrikes on PKK terrorist bases in northern Iraq.

On December 14, 2015, Special Forces from the Turkish National Police and the Turkish Armed Forces commenced a joint counter-terror operation against PKK members located and active in a number of southeastern Turkish towns. On February 11, 2016, the counter-terror operation in Cizre town ended. According to figures released by the Turkish Armed Forces, 619 PKK members were killed in Cizre during the nearly two month long operation. On March 9, 2016, anti-terror operations launched against the PKK in the southeastern Sur district of Diyarbakir province ended. According to a statement released by the Turkish General Staff, 264 terrorists were killed and 345 explosive devices were defused in Sur since the operation began. On March 14, 2016, counter-terrorism operations were launched in the Nusaybin district of Turkey’s southeastern province of Mardin. According to a statement from Mardin Governorate, 137 PKK terrorists were neutralized, 100 barricades were removed, 11 ditches filled up and 263 handmade explosives destroyed since the launch of operations. On January 15, 2016, Turkish security forces detained 27 academics on charges of conducting terror propaganda. All of the detained academics were released after questioning. On March 15, 2016, three academics were arrested in İstanbul on charges of making terrorist propaganda.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of April 11, 2016, 269,736 Syrian refugees occupied accommodation centers throughout Turkey. As of December 2015, the Republic had spent more than U.S.$8 billion for Syrian refugees in Turkey.

On October 6, 2015, a draft action plan was published reflecting an agreement between the EU and the Republic to cooperate on support of refugees and migration management to address the unprecedented refugee crisis created by the situation in Syria and Iraq (the “Action Plan”). The Action Plan identifies collaborative actions to be implemented as a matter of urgency by the EU and the Republic with the objective to assist the Republic in managing the massive influx of refugees and preventing uncontrolled migratory flows from Turkey to the EU. The Action Plan contemplates immediate implementation to be jointly steered and monitored by the European Commission and the High Representative / Vice President and the Republic through the establishment of the EU-Turkey high-level dialogue on migration. On November 29, 2015, the leaders of the European Union met in Brussels with their Turkish counterparts. In this meeting, the European Union declared that it is committed to provide an initial €3 billion of resources to Turkey for Syrian refugees. On March 18, 2016, the EU agreed on a wide range of proposals with Turkey to manage the migration crisis, including the return of all irregular migrants, accelerating the visa-liberalization process for Turkish citizens and sharing the work of hosting Syrian refugees. According to the agreement, the EU will allocate €6 billion (U.S.$6.6 billion) for reducing illegal migration and making passage to Europe safe. On April 4, 2016 the agreement went into effect and the first group of Syrian refugees arrived in Germany from Istanbul while the first group of migrants, including Syrian refugees, returned to Turkey from Greece.

On December 10, 2015, Prime Minister Ahmet Davutoğlu announced a structural reform agenda to be completed by January 2017 (the “Economic Reform Agenda”). The main objectives of the structural reform agenda are reaching a high income level with strong and sustainable growth and ‘Inclusive Growth’ which will enable all parts of the society to benefit from strong and sustainable growth.

Turkey became a member of the G20 troika (past, current and future hosts) on December 1, 2013, and its presidency of the G20 commenced on December 1, 2014. The Turkish G20 Presidency hosted the meeting of G20 Ministers of Agriculture on May 6-8, 2015, in İstanbul. This was the first time G20 Agriculture Ministers had convened since 2011. The G20 Agriculture Ministers expressed their strong support of global efforts to ensure food security and agreed on the importance of establishing economically, socially and environmentally sustainable food systems. The G20 Labor and Employment Ministers Meeting was held on September 3-4, 2015, in Ankara. By adopting the G20 Labor and Employment Ministerial Declaration, the G20 Labor Ministers agreed upon a target to reduce the share of young people who are at most risk of being permanently left behind in the labor market by 15% by 2025. The first G20 Energy Ministers Meeting in the history of the G20 was held in İstanbul on October 2, 2015, focusing on issues relating to development and access in particular. The G20 Leaders’ Summit was held on November 15-16, 2015, in Antalya. After the conclusion of its term as the G20 President, Turkey passed the presidency over to China on December 1, 2015.

A team from the International Monetary Fund (the “IMF”) visited the Republic between January 20, 2016 and February 1, 2016 for the annual evaluation of the economy as part of the regular consultations under Article IV of the IMF’s Articles of Agreement. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On February 2, 2016, the IMF published a concluding statement exploring its preliminary findings. In its statement, the mission highlighted that a tighter monetary policy stance is needed to bring inflation back to the 5% target in the medium-term. The IMF also emphasized that a tighter fiscal stance would contribute to reducing external imbalances and lowering inflation.

POLITICAL CONDITIONS

The latest general elections were held on November 1, 2015. The AKP, the CHP, the MHP and the HDP received 49.50%, 25.32%, 11.90% and 10.76% of the votes, respectively. After the elections, on November 24, 2015, the AKP formed a single party government.

The following table sets forth the composition of the Assembly by total number of seats as of April 22, 2016:

Number of Seats
Justice and Development Party (AKP)	317
Republican People’s Party (CHP)	133
People’s Democratic Party (HDP)	59
Nationalist Action Party (MHP)	40
Independent	1

Total	550

Source: The Grand National Assembly of Turkey

Following the November 2015 elections, the Government started negotiations to form a new constitution with an aim to replace the existing constitution, which was enacted after the military coup in 1980, with a more democratic one.

INTERNATIONAL RELATIONS

On May 6, 2015, Turkey became an Associate Member of the CERN, the European Organization for Nuclear Research.

On June 18, 2015, the Minister of Energy of Russia Alexander Novak and the Minister of Productive Reconstruction, Environment and Energy of Greece Panagiotis Lafazanis signed a Memorandum of cooperation on the construction and operation of the TurkStream pipeline on the territory of Greece. On June 22, 2015, Turkey issued a permit for engineering surveys for the offshore section of the TurkStream pipeline. On September 14, 2015, Gazprom Deputy CEO Alexander Medvedev announced that the TurkStream pipeline would be postponed due to the political situation in Turkey. On December 3, 2015, Russia announced that preparatory work on the TurkStream pipeline project was halted.

On August 7, 2015, the Northern Cyprus Water Supply project was completed with the installation of the final part of the pipeline connecting Turkey to the Turkish Republic of Northern Cyprus. In early October 2015, the first fresh water from Turkey reached the Turkish Republic of Northern Cyprus.

On November 10, 2015, the European Commission published the EU Progress Report for Turkey. In its report, the European Commission urged Turkey to lift restrictions on media freedom, respect human rights and stop interfering in the judiciary. The report states that Turkey saw a deterioration of its security situation. The European Commission called for a relaunch of peace talks. Regarding the economic criteria, the report emphasized that the Turkish economy is well advanced and can be considered a functioning market economy. Additionally, it confirmed that Turkey is developing the capacity to cope with the competitive pressure and market forces within the EU. The Report also states that political dialogue on foreign and security policy continued, including on counter-terrorism, against the background of Turkey joining the international coalition against DAESH.

On December 14, 2015, Chapter 17-Economic and Monetary Policy of the EU Acquis was opened to negotiations. This brings the number of chapters opened to negotiations to 15, one of which is provisionally closed.

On March 15, 2016, the fifth Turkey and Azerbaijan High Strategic Cooperation Council meeting was held in Ankara. During the meeting, six cooperation agreements were signed alongside a declaration to increase efforts to complete the Trans Anatolian Pipeline Project before the scheduled date.

On March 16, 2016, Turkey ratified the new Trade Facilitation Agreement, becoming the 71st World Trade Organization member to do so.

On April 14, 2016, the European Parliament released a report criticizing Turkey over democracy, human rights and the rule of law while calling for an end to military operations in the Kurdish populated southeast. On April 15, 2016, Turkey’s European Union Affairs Minister announced that the report is considered null and void and stated that it would be sent back to the European Parliament.

Cyprus

On April 26, 2015, Presidential elections were held in northern Cyprus. Mustafa Akinci won the elections by gaining 60.83% of the votes. Following the completion of the elections, comprehensive settlement negotiations resumed on May 15, 2015. On July 27, 2015, the Turkish Cypriot parliament approved the country’s new coalition government. On April 5, 2016, the prime minister of the Turkish Cypriot administration submitted the resignation of his government following the withdrawal of the government’s coalition partner. Turkish Cypriot President Mustafa Akinci has assigned National Unity Party (UBP) Chairman Hüseyin Özgürgün to form a new government. On April 18, 2016, the new cabinet which was formed by the National Unity Party leader Hüseyin Özgürgün and the Democrat Party leader Serdar Denktaş with the support of the independent deputies was approved by President Mustafa Akinci.

United States

On June 11, 2012, the United States issued a waiver to Turkey from certain U.S. extraterritorial sanctions against Iran that otherwise might have applied by reference to Turkish imports of Iranian crude oil. The waiver took effect as of June 28, 2012, for a renewable period of six months and was later superseded by additional sanctions relief under the Joint Plan of Action with Iran, enabling Turkey, among other countries, to continue purchasing its then-current average amounts of such crude oil from January 20, 2014 forward, subject to the non-involvement of the US financial system and other US elements in those transactions. This sanctions relief was last extended on July 14, 2015 in connection with the Joint Comprehensive Plan of Action (“JCPOA”) through “Implementation Day” of the JCPOA sanctions relief, at which time the United States suspended more broadly the relevant extraterritorial sanctions, while leaving in place the primary sanctions against the involvement of US elements in Iran-related oil transactions. On October 18, 2015, the U.S. Secretary of State issued contingent waivers of certain statutory sanctions provisions. These waivers only took effect on Implementation Day. Until Implementation Day was reached, the only changes to the Iran-related sanctions were those provided for in the Joint Plan of Action of

November 24, 2013, as extended. As of January 16, 2016, which was “Implementation Day” under the JCPOA agreed with Iran in July 2015, the relevant U.S. extraterritorial sanctions were lifted, leaving in place only the primary sanctions which prohibit the involvement of U.S. elements in Iran-related oil transactions.

On July 24, 2015, Turkey allowed its Incirlik air base to be used by the United States to fight against DAESH within a certain framework.

Syria

On May 16, 2015, a Turkish fighter jet shot down a Syrian aerial vehicle for violating Turkish air space in accordance with its rules of engagement and determination to protect its borders.

On July 24, 2015, the Turkish Air Force bombed certain DAESH targets in Syria, based on Turkey’s right of self-defense in accordance with Article 51 of the UN Charter. The Turkish Air Force also targeted PKK militant camps in northern Iraq.

On August 16, 2015, having reassessed the threats stemming from the conflict in Syria, the United States and Germany decided to remove Patriot missile batteries from southern Turkey.

On December 3, 2015, the Prime Minister of Turkey announced that Turkey is setting up “physical barriers” in the 98 km (61 mile) stretch of land controlled on the Syrian side by DAESH.

On December 18, 2015, the United Nations Security Council unanimously agreed Resolution 2254 endorsing an international roadmap for a Syrian peace process. Turkey has announced that it supports a solution in which Bashar Assad would be transitioned out in the envisaged political transition process through absolute transfer of power to a transitional government.

On February 13, 2016, Syria’s Democratic United Party (“PYD”), a terrorist group affiliated with the PKK, located around Azaz in northern Syria, shelled the Akçabağlar base of the Turkish military, located near the Kilis province. Turkish Armed Forces shelled PYD targets in retaliation under Turkey’s military rules of engagement. On February 16, 2016, at the request of Russia, the UN Security Council discussed Turkey’s shelling of PYD targets in Syria and expressed their concerns.

On February 14, 2016, Saudi military jets landed at Turkey’s Incirlik air base in the southern Adana province to carry out missions against DAESH.

Russia

Following the launch of Russian airstrikes in Syria commencing on September 30, 2015, on October 3-4, 2015, two Turkish F-16 fighter jets intercepted a Russian plane that entered Turkey’s airspace. The Republic strongly objected to the incidents and on October 5, 2015, NATO issued a statement denouncing the violation of Turkish airspace and requesting that Russia cease its attacks on the Syrian opposition and civilians, focus its efforts on fighting DAESH, and promote a solution to the conflict through a political transition.

On November 24, 2015, Turkey’s military downed a Russian warplane near Turkey’s border. The plane had violated Turkish air space after being repeatedly warned to change its course. Since then, relations between Turkey and Russia have deteriorated. Russia has imposed some economic sanctions on Turkey, including a ban on the import of some Turkish foods, banning Russian tourists from visiting Turkey, and a ban on charter flights to Turkey. Russia also announced an end to visa-free travel for Turks to Russia and terminated the extension of labor contracts for Turks working there. On November 30, 2015, NATO announced that Turkey has the right to protect and defend its borders following the downing of the Russian warplane.

On December 7, 2015, the Deputy Prime Minister of Turkey announced that a worst-case scenario of “zero relations” with Russia would cost Turkey about U.S. $9 billion. On December 30, 2015, Russia broadened its sanctions against Turkey, which include restricting new Turkish construction and curbing tourism activities in Russia.

Iraq

On June 11, 2014, DAESH seized the Turkish consulate in Mosul, Iraq and held 49 employees hostage, including 46 Turks and three local Iraqis, for over three months. On September 20, 2014, the hostages were released. The Mosul consulate is no longer operational.

On December 6, 2015, Turkey deployed forces to a camp in a region of northern Iraq as a routine rotation to train Iraqis to retake Mosul from DAESH. The Iraqi Prime Minister said his country might turn to the U.N. Security Council if Turkish troops sent to northern Iraq were not withdrawn within 48 hours. Later, Turkey decided to halt the transfer of troops. On December 8, 2015, Iraq’s ambassador to the United Nations stated that bilateral talks between the neighboring states were proceeding favorably. On December 18, 2015, Turkey decided to move troops out of Iraq to de-escalate tensions.

ECONOMIC DEVELOPMENTS

The following table sets forth the percentage of GDP represented by economic sector (at constant prices and expressed in percentages) for the periods indicated:

	2014	2015 Q10	2015 Q2	2015 Q3	2015 Q4
GDP by Economic Sector
1. Agriculture, forestry and fishing	8.8	4.7	7.4	15.2	8.3
2. Mining and quarrying	0.7	0.5	0.7	0.7	0.6
3. Manufacturing	24.2	25.6	25.8	21.2	24.2
4. Electricity, gas, steam and air conditioning supply	1.8	1.5	1.7	1.7	2.1
5. Water supply, sewerage, waste management and remediation	0.4	0.4	0.4	0.4	0.4
6. Construction	5.8	5.7	5.9	5.6	5.7
7. Wholesale and retail trade	12.6	13.0	13.0	11.3	12.4
8. Transportation and storage	12.4	12.4	12.6	11.8	12.2
9. Accommodation and food service activities	2.0	1.5	1.5	3.2	1.7
10. Information and communication	2.6	2.8	2.5	2.2	2.7
11. Financial and insurance activities	13.2	14.1	12.7	13.7	15.3
12. Real estate activities	4.6	4.9	4.6	4.3	4.5
13. Professional, scientific and technical activities	2.6	3.5	2.5	2.0	3.1
14. Administrative and support service activities	1.9	2.2	1.8	1.5	2.0
15. Public administration and defense; compulsory social security	2.9	3.0	2.7	2.8	2.9
16. Education	2.0	2.4	2.1	1.7	2.0
17. Human health and social work activities	1.2	1.5	1.2	1.1	1.1
18. Arts, entertainment and recreation	0.2	0.2	0.2	0.2	0.2
19. Other service activities	0.9	0.9	0.8	0.8	0.8
20. Activities of household as employers	0.2	0.2	0.1	0.1	0.2
21. Sectoral total	100.8	101.0	100.4	101.5	102.4
22. Financial intermediation services indirectly measured	9.2	10.1	9.4	9.9	11.3
23. Taxes-Subsidies	8.5	9.1	8.9	8.4	8.9
24. Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

	Q1	Q2	Q3	Q4	Annual
GDP growth rates (in %)
2014	5.2	2.4	1.8	3.0	3.0
2015	2.5	3.7	3.9	5.7	4.0

Source: TURKSTAT

For the month of March 2016, CPI decreased by 0.04% and domestic PPI increased by 0.40% as compared to the previous month.

In March 2016, the Republic’s annual CPI and domestic PPI increased by 7.46% and 3.8%, respectively, as compared to the same month of the previous year.

On March 16, 2016, the Government offered an interest rate of 10.17% for its 10-year Government Bond, compared to 8.14% on March 25, 2015.

The calendar adjusted industrial production index increased by 5.8% in February 2016 compared to February 2015 (year on year).

The following table indicates unemployment figures for 2015-2016:

2015	Unemployment rate	Number of unemployed
January	11.3	3,259,000
February	11.2	3,226,000
March	10.6	3,069,000
April	9.6	2,821,000
May	9.3	2,789,000
June	9.6	2,880,000
July	9.8	2,970,000
August	10.1	3,058,000
September	10.3	3,103,000
October	10.5	3,147,000
November	10.5	3,125,000
December	10.8	3,204,000

2016
January	11.1	3,290,000

Source: TURKSTAT

On January 11, 2016, the Medium Term Program covering the 2016-2018 period (the “2016-2018 Medium Term Program”) was announced. The main objectives of the 2016-2018 Medium Term Program are increasing stable and inclusive growth, reducing inflation, preserving the decreasing trend in the current account deficit, increasing competitiveness, employment and productivity, and improving fiscal discipline and strengthening public finance. The 2016-2018 Medium Term Program set a central government budget deficit target of 1.3% of GDP by the end of 2016, 1.0% of GDP by the end of 2017, and 0.8% of GDP by the end of 2018. In the 2016-2018 Medium Term Program, the government announced that real GDP target growth is 4.5% in 2016, and 5.0% in 2017 and 2018. The primary surplus to GDP ratio target is 0.6% for 2016, 1.1% for 2017, and 1.3% for 2018. The current account deficit to GDP ratio target is 3.9% for 2016, 3.7% for 2017, and 3.5% for 2018.

TOURISM

In March 2016, the number of foreign visitors visiting the Republic decreased by approximately 12.84% to 1,652,511 as compared to the same month of 2015. Between January and March 2016, the number of foreign visitors visiting the Republic decreased by approximately 10.30% to 4,063,477 as compared to the same period in 2015. According to the Turkish Statistical Institute, in the fourth quarter of 2015, tourism revenues decreased by 14.3% compared to the same period of 2014.

EMPLOYMENT AND WAGES

On December 30, 2015, the Minimum Wage Determination Commission agreed to increase the minimum wage by 30% to TL 1,300 from TL 1,000. In order to prevent a black market economy and support employers, in a measure valid for 2016 only, 40% of the effective increase will be compensated by the government through a deduction from social assurance premiums, and the Social Assurance Institution budget is in turn reimbursed by the budget. As of December 30, 2015, there were around 5.3 million workers on minimum wage payroll in Turkey.

As of January 2016, total civilian employment was approximately 26.28 million of whom approximately 18.3% were employed in agriculture, 20.2% in industry, 6.7% in construction and 54.8% in services sectors. In January 2016, the labor force participation rate was at 55.4%, compared to 54.6% in January 2015. There were approximately 3,528,058 public sector workers at the end of the fourth quarter of 2015.

As of March 2016, the total asset value of the Unemployment Insurance Fund amounted to TL 95.3 billion. The monthly return of the fund for March 2016 was 0.68% As of March 2016, approximately 92.7% of the Unemployment Insurance Fund was invested in bonds and 7.3% of the assets were held in deposits.

As of March 17, 2016, the number of pension funds offered to the public equaled 250. The total net asset value of these funds increased to approximately TL 51.0 billion as of March 17, 2016 from TL 47.7 billion on December 31, 2015.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In February 2016, the trade balance (according to provisional data) posted a deficit of U.S.$3.165 billion as compared to a deficit of U.S.$4.709 billion in the same period in 2015. In February 2016, total goods imported (c.i.f.), including gold imports, decreased by 8.1% to approximately U.S.$15.571 billion, as compared to approximately U.S.$16.941 billion during the same period in 2015. In February 2016, the import of capital goods, which are used in the production of physical capital, increased by approximately 13.5% over the same period in 2015; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 14.3% over the same period in 2015; and the import of consumption goods increased by approximately 2.2% over the same period in 2015. In February 2016, total goods exported (f.o.b.), increased by 1.4% to approximately U.S.$12.406 billion, as compared to approximately U.S.$12.232 billion during the same period of 2015. Between January and February 2016, the current account produced a deficit of approximately U.S.$4.123 billion, as compared to a deficit of approximately U.S.$5.753 billion in the same period of 2015.

According to provisional data, net foreign direct investment inflows into Turkey amounted to U.S.$141 million in February 2016.

The following table summarizes the balance of payments of Turkey for the periods indicated:

in millions of US dollar*	January- February 2016
CURRENT ACCOUNT	-4,123
Trade Balance	-4,795
Goods Exports	22,816
Goods Imports	27,611
Services	1,330
Primary Income	-1,151
Secondary Income	493
CAPITAL ACCOUNT	15
FINANCIAL ACCOUNT	-2,289
Direct Investment (net)	-420
Portfolio Investment (net)	81
Assets	557
Liabilities	476
Other Investment (net)	-2,559
Assets	2,949
Liabilities	5,508
RESERVE ASSETS	609
NET ERRORS AND OMISSIONS	1,819

*	Provisional

Source: CBRT

In January 2016, the volume of crude oil imports increased by 19.66% compared to January 2015. In January 2016, natural gas imports increased by 7.91% to 5,392.94 million cubic meters compared to 4,997.80 million cubic meters in January 2015. In January 2016, liquefied petroleum gas imports decreased by 6.5% to 257,155 tons compared to 275,125 tons in January 2015.

As of February 2016, total gross international reserves were approximately U.S.$131,927 million (compared to U.S.$143,440 million as of February 2015). As of February 2016, gold reserves were approximately U.S.$19,028 million (compared to U.S.$19,843 million as of February 2015) and the Central Bank gross foreign exchange reserves were approximately U.S.$93,729 million (compared to approximately U.S.$108,641 million as of February 2015).

As of April 21, 2016, the Central Bank held approximately TL 17.1 billion in public sector deposits.

MONETARY POLICY

The Central Bank set the annual inflation target rate for 2016 at 5.0%. The following table sets forth the quarterly inflation path and uncertainty band for 2016:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2016

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

On April 22, 2016, the Central Bank foreign exchange buying rate for U.S. dollars was TL 2.8287 per U.S. dollar.

The following table displays the period-end exchange rate of Turkish Lira per U.S. Dollar, Euro, Japanese Yen and against the US Dollar-Euro currency basket:

Period-End Exchange Rates

	2015	2016**
Turkish Lira per US Dollar	2.92	2.83
Turkish Lira per Euro	3.18	3.19
Turkish Lira per 100 Japanese Yen	2.42	2.55
Turkish Lira per Currency Basket (*)	3.05	3.01

(*)	The basket consists of U.S.$0.5 and EUR 0.5.
(**)	As of April 22, 2016.

Source: CBRT

On August 18, 2015, the Central Bank announced a roadmap for the process of simplifying monetary policy. The main directives of this process are: interest rate corridor would be made more symmetric around the one-week repo interest rate and the width of the corridor would be narrowed (during normalization), the overnight borrowing facility provided for primary dealers via repo transactions would be terminated (before normalization), and collateral conditions would be simplified (before and during normalization). In an effort to support financial stability, the Central Bank introduced some incentives to encourage longer-term borrowing of banks, and took measures to reduce intermediation costs, among others.

On October 21, 2015, the Monetary Policy Committee held a meeting at which it kept short-term interest rates constant (compared to the prior meeting) as follows:

(a)	Overnight Interest Rates: the Marginal Funding Rate was kept at 10.75%, and the borrowing rate was kept at 7.25%.

(b)	The one-week repo rate was kept at 7.5%.

(c)	Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): the borrowing rate was kept at 0% and the lending rate was kept at 12.25%.

The Monetary Policy Committee stated that annual loan growth continued at reasonable levels in response to the tight monetary policy stance and macroprudential measures and that the favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Monetary Policy Committee also stated that external demand remained weak in the first half of the year, while domestic demand contributed to growth moderately. The Monetary Policy Committee assessed that the implementation of the announced structural reforms would contribute to potential growth significantly. The Monetary Policy Committee noted that energy price developments affect inflation favorably, while exchange rate movements delay the improvement in the core indicators. The Monetary Policy Committee also noted that considering this delay and taking into account the uncertainty in domestic and global markets and the volatility in energy and food prices, the Committee decided to implement a tighter liquidity policy as long as deemed necessary. The Monetary Policy Committee also stated that future monetary policy decisions will be conditional on the inflation outlook, and taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On November 24, 2015, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on October 21, 2015. The Monetary Policy Committee determined that developments in energy prices continue to affect inflation favorably, yet cumulative effects of the exchange rate movements delay the improvement in the core inflation trend. The Monetary Policy Committee also noted that the growth composition appears to be shifting in favor of net exports thanks to the rising demand from the EU countries. The Monetary Policy Committee stated that future monetary policy decisions will be conditional on the inflation outlook; taking into account inflation expectations, the pricing behavior and developments in other factors affecting inflation, the tight monetary policy stance will be maintained.

On December 9, 2015, the Central Bank announced the monetary and exchange rate policy for 2016. The Central Bank noted that it will maintain a price stability-oriented monetary policy framework while aiming to keep inflation close to the target. The Central Bank stated that the uncertainty band will be maintained at 2% in both directions, as in previous years.

On December 22, 2015, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on November 24, 2015. The Committee stated that the desired improvement in the inflation outlook was yet to be seen. The Committee noted that although energy price developments continue to affect inflation favorably, cumulative exchange rate movements delay the improvement in the core inflation trend. The Committee noted that core inflation indicators are expected to remain at high levels in the short run. In addition, the Committee stated that year-end unprocessed food inflation was likely to exceed the October Inflation Report projections. The Committee also stated that the effect of higher-than-targeted inflation expectations and the acceleration in wage increases necessitate close monitoring of the overall pricing behavior. Against this backdrop, the Committee stated that the tight liquidity stance would be maintained as long as deemed necessary. The Committee also stated that recent indicators suggest that domestic demand follows a more moderate course in the last quarter of the year, while external demand offers positive contribution to growth. The Committee noted that although geopolitical tensions pose a downside risk to external demand, the recovery in the European economies contributes to external demand. Meanwhile, the Committee stated that the recovery in consumer confidence as well as investment and employment prospects amid waning domestic uncertainties is likely to support domestic demand in the upcoming period. Hence, the Committee expected economic activity to maintain a stable growth trend.

On January 19, 2016, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on December 22, 2015. At the meeting, the Committee noted that future monetary policy decisions will be conditional on the inflation outlook. The Committee further noted that, taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained. The Committee also assessed the heightened global volatility since the beginning of the year and the January Inflation Report forecasts.

On February 23, 2016, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on January 19, 2016. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macro-prudential measures. The Committee noted the favorable developments in the terms of trade and the moderate course of consumer loans contributing to the improvement in the current account balance. The Committee also noted that demand from the European Union economies continues to support exports at an increasing pace, despite elevated geopolitical risks in other export markets. The Committee determined that the implementation of announced structural reforms would contribute to potential growth significantly. The Committee stated that energy price developments affect inflation favorably, while other cost factors limit the improvement in the core indicators. Considering the wage developments and the impact of the uncertainty in global markets on inflation expectations and pricing behavior and taking into account the volatility in energy and unprocessed food prices, the Committee stated that the tight liquidity stance will be maintained as long as deemed necessary. The Committee again noted that future monetary policy decisions will be conditional on the inflation outlook. The Committee further noted that, taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On March 24, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 10.75% to 10.5%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on February 23, 2016. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macroprudential measures. The Committee also noted that favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Committee recognized that demand from the European Union economies continues to support exports at an increasing pace, despite elevated geopolitical risks in other export markets. The Committee assessed that the implementation of announced structural reforms would contribute to potential growth significantly. The Committee noted that recently, global volatility has eased to some extent. The Committee further noted that with the effective use of the policy instruments laid out in the road map published in August 2015, the need for a wide interest rate corridor has been reduced. In this respect, the Committee decided to take a measured step towards simplification. However, the Committee stated that improvement in the underlying core inflation trend remains limited, necessitating the maintenance of a tight liquidity stance. The Committee acknowledged that future monetary policy decisions will be conditional on the inflation outlook. The Committee further acknowledged that taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On April 20, 2016, the Monetary Policy Committee held another meeting at which it decided to reduce the marginal funding rate from 10.5% to 10.0%. The Committee kept the borrowing rate and one-week repo rate constant at 7.25% and 7.5%, respectively, compared to the prior meeting held on March 24, 2016. The Committee stated that annual loan growth continues at reasonable rates in response to the tight monetary policy stance and macroprudential measures. The Committee also noted that favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Committee recognized that demand from the European Union economies continues to support exports at an increasing pace, despite elevated geopolitical risks in other export markets. The Committee also noted that recent data and the leading indicators show that economic activity displays a moderate and stable course of growth. The Committee assessed that the implementation of structural reforms would contribute to potential growth significantly and the recent decline in global volatility has continued and global financial conditions have improved. The Committee further assessed that along with these developments, the effective use of the policy instruments laid out in the road map published in August 2015 has reduced the need for a wide interest rate corridor. In this respect, the Committee decided to take a measured step towards simplification. The Committee stated that recently, inflation displayed a marked decline, which was mainly due to unprocessed food prices, and this decline is expected to continue in the short run. However, improvement in the underlying core inflation trend remains limited, necessitating the maintenance of a tight liquidity stance. The Committee acknowledged that future monetary policy decisions will be conditional on the inflation outlook and taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

As of April 22, 2016, the one-week repo auction rate of the Central Bank was 7.5%, the Central Bank overnight borrowing interest rate was 7.25% and the Central Bank marginal funding rate was 10.0%.

BANKING SYSTEM

The Republic has a relatively strong, well-capitalized and profitable banking system. The banking system in the Republic had a capital adequacy ratio of 15.34% and a relatively low non-performing loan ratio of 3.26% as of February 2016. This ratio takes into account a moderate increase in non-performing retail loans.

As of February 2016, the loan to deposit ratio and net income margin of the banking sector were 123.39% and 0.56%, respectively.

On May 29, 2015, Turkey’s first state-owned participation bank (a financial institution whose activities are in compliance with Islamic rules), Ziraat Participation Bank, officially began operating.

On February 26, 2016, Turkey’s second state-owned participation bank, Vakif Participation Bank, officially began operating with an initial capital of TL 805 million.

As of August 28, 2015, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for foreign exchange (FX) denominated liabilities of banks and financing companies were revised in order to encourage the extension of maturities of non-core liabilities. New ratios started to be applied to the liabilities after August 28, 2015 and the maintenance period began on October 23, 2015.

Liabilities other than Deposits/Participation Funds	Previous Ratios (%)	New Ratios (%)
With maturity up to (and including 1 year)	20	25
With maturity up to (and including 2 years)	14	20
With maturity up to (and including 3 years)	8	15
With maturity up to (and including 5 years)	7	7
With maturity longer than 5 years	6	5

Source: CBRT

As of April 22, 2016, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 8.5% depending on maturity. Furthermore, as of that date RRRs were 11.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

In February 2015, the Turkish Banking Regulation and Supervision Agency (the “BRSA”) ordered the seizure of Asya Katilim Bankasi, a publicly traded bank in Turkey that trades as Bank Asya, as a result of which the Turkish Savings and Deposits Insurance Fund assumed management control of the bank. The BRSA announced it was taking such action due to Bank Asya’s violation of a provision of the Banking Law that requires banks to have a transparent and open shareholding and organizational structure that does not obstruct the efficient auditing of the bank by the BRSA. On May 29, 2015, the management of Bank Asya was transferred to the Savings Deposit Insurance Fund.

PUBLIC FINANCE AND BUDGET

During the period from January – March in 2016, the central government consolidated budget expenditures were approximately TL 131.7 billion and the central government consolidated budget revenues were approximately TL 131.7 billion, compared to central government consolidated budget expenditures of approximately TL 118.6 billion and consolidated budget revenues of approximately TL 113.2 billion during the same period in 2015. During the period from January – March in 2016, the central government consolidated budget surplus was approximately TL 46 million, compared to a central government consolidated budget surplus of approximately TL 5.4 billion during the same period in 2015.

During the period from January – March in 2016, the central government consolidated budget primary surplus reached approximately TL 16.5 billion, compared to the central government consolidated budget primary surplus of approximately TL 12.7 billion during the same period in 2015.

In March 2016, the central government consolidated budget expenditures were approximately TL 46.8 billion and the central government consolidated budget revenues were approximately TL 40.3 billion, compared to central government consolidated budget expenditures of approximately TL 39.8 billion and central government consolidated budget revenues of approximately TL 32.9 billion during the same period in 2015.

In March 2016, the central government consolidated budget deficit was approximately TL 6.6 billion, compared to a central government consolidated budget deficit of approximately TL 6.8 billion during the same period in 2015.

In March 2016, the central government consolidated budget primary surplus reached approximately TL 160 million, compared to a central government consolidated budget primary deficit of approximately TL 655 million during the same period in 2015.

The following table sets forth the details of the central government budget for the period from January - March 2016 and for March 2016.

Central Government Budget (Thousand TL)	January – March 2016 (cumulative)	March 2016
Budget Expenditures	131,667,352	46,838,355
1-Excluding Interest	115,201,196	40,109,354
Compensation of Employees	38,672,200	12,032,952
Social Security Contributions	6,555,241	1,983,989
Purchase of Goods and Services	9,227,695	3,883,148
Current Transfers	54,233,615	19,593,110
Capital Expenditures	3,264,375	1,764,165
Capital Transfers	669,687	202,648
Lending	2,578,383	649,342
2-Interest	16,466,156	6,729,001
Budget Revenues	131,713,669	40,269,377
1-General Budget Revenues	126,234,487	38,550,626
Taxes	108,543,286	30,496,694
Property Income	2,177,075	700,916
Grants and Aids and Special Revenues	1,239,141	602,761
Interest, Shares and Fines	7,773,540	2,557,498
Capital Revenues	6,452,636	4,180,781
Collections from Loans	48,809	11,976
2-Special Budget Institutions	3,776,994	1,483,260
3-Regularity & Supervisory Institutions	1,702,188	235,491
Budget Balance	46,317	-6,568,978
Balance Excluding Interest	16,512,473	160,023

Source: Ministry of Finance

According to the Constitution, the budget law should be submitted to the Parliament at least 75 days prior to the year end. Moreover, the budget law (either provisional or not) should be enacted before the beginning of the fiscal year. However, due to the busy election calendar, the Parliament was not able to negotiate the budget in 2015. Under these circumstances, according to article 19 of the Law 5018 named Public Management and Control, a provisional budget should be enacted. The provisional budget, which covered the period between January 1, 2016 and March 31, 2016, was approved by the Parliament and published in the Official Gazette on December 23, 2015.

Following Parliamentary negotiations that took place in January and February of 2016, the final 2016 Budget Law was approved on March 9, 2016 and published in the Official Gazette on March 16, 2016.

PRIVATIZATION

The Republic’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S., Turk Hava Yollari A.O., electricity generators/distributors, bridges and ports, toll roads, Halkbank, and the national lottery.

In 2015, the privatization implementations of Turkey amounted to an aggregate U.S.$2 billion in value. In 2016, the privatization implementations of Turkey amounted to U.S.$208.6 million in value as of April 22, 2016. The following table sets out a summary of the most significant privatization implementations completed in 2015-2016:

Name of The Company or Asset	Date of Privatization	Amount (US Dollar)
TCDD—Derince Port	2/25/2015	543,000,000
SEAŞ—Soma B Thermal Power Plants and immovable fixed assets of this Plant	6/22/2015	685,500,000
EÜAŞ—Orhaneli ve Tunçbilek Thermal Power Plants and immovable fixed assets of BLİ	6/22/2015	521,000,000
EÜAŞ—Manavgat Hydroelectric Power Plant and its immovable fixed assets	4/4/2016	131,219,633

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration (PA) since 1985 amounted to U.S.$67.13 billion as of April 22, 2016.

DEBT

On January 29, 2016, the Treasury revised the 2016 financing program based on the new medium-term program projections. According to the revised program, the total amount of debt service is projected to be TL 120.4 billion, comprising payments of TL 70.9 billion in principal and TL 49.5 billion in interest. Total domestic debt service is expected to be TL 94.0 billion while total external debt service is expected to be TL 26.5 billion. On the external financing front, the Treasury announced that up to U.S. $4.5 billion equivalent external financing is planned in 2016 through bond and lease certificate issuances in international markets and the total amount of external financing is planned to reach at most U.S. $5.5 billion, with the inclusion of project and program loans from the World Bank, European Investment Bank and other international financial institutions.

The Central Government’s total domestic debt stock was approximately TL 448.2 billion as of the end of March 2016, compared to approximately TL 423.2 billion as of the end of March 2015. In March 2016, the average maturity of the Republic’s domestic cash borrowing was 83.1 months, as compared to 87.7 months in March 2015. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 10.56% in March 2016, compared to 7.87% in March 2015.

In 2015, the Republic’s average external borrowing cost for dollar-denominated issuances was approximately 4.7%.

The EU-defined general government debt to GDP ratio in 2015 was 32.9%, compared to 33.5% in 2014.

The total gross outstanding external debt of the Republic was approximately US$398,038 million (at then-current exchange rates) at the end of 2015. The table below summarizes the gross external debt profile of the Republic (at period end).

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Gross External Debt Profiles	(Million USD)				(Million USD)
GROSS EXTERNAL DEBT	389,388	403,518	398,887	402,705	393,144	405,625	407,376	398,038
SHORT TERM	125,667	131,519	131,445	131,732	128,371	125,984	118,804	102,749
Public Sector	17,843	18,159	18,934	17,866	18,165	16,924	15,355	14,550
Central Bank	762	661	417	342	290	270	208	176
Private Sector	107,062	112,699	112,094	113,524	109,916	108,790	103,241	88,023
LONG TERM	263,721	271,999	267,442	270,973	264,773	279,641	288,572	295,289
Public Sector	99,375	101,402	100,130	99,843	95,318	98,903	99,582	98,405
Central Bank	4,100	3,628	2,527	2,142	1,820	1,708	1,344	1,151
Private Sector	160,246	166,969	164,786	168,988	167,634	179,030	187,646	195,733

Source: Undersecretariat of Treasury

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2010	2011	2012	2013	2014	2015
Nominal GDP (billion TL)	1,099	1,298	1,417	1,567	1,748	1,954
Real GDP Growth (%)	9.2	8.8	2.1	4.2	3.0	4.0
Unemployment (%)	11.2	9.2	8.4	9.1	9.9	10.3
Consumer Price Index (%)	6.40	10.45	6.16	7.40	8.17	8.81
Domestic Manufacturing Producer Price Index (%)	6.02	13.3	5.5	4.5	11.4	5.9
Current Account Deficit (million USD)	44,616	74,402	47,961	63,608	43,552	32,141
Public Sector Budget Primary Balance /GDP (%)	0.7	1.8	0.8	1	0.6	0.8	*
Central Government External Debt Stock (million USD)	78,085	79,184	81,710	85,663	85,162	81,685
Public Sector Borrowing Requirement/GDP (%)	2.4	0.1	1	0.5	0.6	0	*

Source: TURKSTAT, CBRT, Treasury

*	2016-2018 Medium Term Program target

In 2015, growth was mainly driven by the increase in domestic demand. External demand’s contribution to growth in 2015 was negative. The unemployment rate in 2015 increased due to the rise in labor force participation. Inflation in 2015 increased due mainly to increases in food prices and unfavorable exchange rates. The current account deficit in 2015 improved due mainly to the decline in oil and commodity prices. The current account is mainly financed through long-term sources and direct capital investments. Domestic debt security yields increased primarily because of the overall increase in global rates and tight liquidity conditions in 2015.